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                            (APPLIED GRAPHICS LOGO)

June 20, 2003

Dear Stockholder:

     We are pleased to inform you that Applied Graphics Technologies, Inc. ("AGT" or the "Company") has entered into a merger agreement with KAGT Holdings, Inc. ("Holdings"), an affiliate of funds managed by Kohlberg & Co., LLC, and KAGT Acquisition Corp., a newly-formed corporation and wholly owned subsidiary of Holdings (the "Purchaser"), pursuant to which Purchaser has commenced a tender offer to purchase all of the outstanding shares of AGT's common stock for $0.85 per share in cash in connection with a restructuring of the debt and equity of the Company. The tender offer is conditioned upon, among other things, the tender of more than 50% of the outstanding fully diluted shares of AGT's common stock, the consummation of certain transactions providing for cancellation of all of the Company's outstanding senior debt, a vote in favor of the repurchase or redemption of the Company's subordinated notes and a vote in favor of repurchases and/or redemption of all outstanding preference shares of the Company's subsidiary, Wace Group Limited, as well as the Purchaser's receipt of financing. All of AGT's senior lenders and a majority of the holders of subordinated notes and preference shares have committed, subject to certain conditions, to accept significant discounts to the face amounts thereof in connection with this tender offer. Applied Printing Technologies, L.P., an affiliate of the Company, certain directors and executive officers of the Company and the Company's senior lenders, who own in the aggregate approximately 33.9% of the outstanding fully diluted shares of common stock (including in-the-money options), have agreed to tender all of their respective shares of common stock in the tender offer. The tender offer, if successfully consummated, will be followed by a merger, in which each share of common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT, PURCHASER'S OFFER, THE MERGER AND THE RELATED RECAPITALIZATION TRANSACTIONS ARE ADVISABLE AND IN THE BEST INTERESTS OF AGT'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF COMMON STOCK ACCEPT PURCHASER'S OFFER AND TENDER THEIR SHARES OF COMMON STOCK IN THE TENDER OFFER.

     In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including, the Company's commitment under documents governing its senior debt to complete a restructuring of its debt, the Board of Directors' belief that the Company will be unable to repay its senior debt when due, that the Purchaser's offer represents the most favorable terms available to holders of the Company's common stock and that no proceeds would be paid to holders of common stock in the event of a bankruptcy or liquidation of the Company, which is possible in the event of a default and acceleration of the Company's indebtedness.

     Enclosed are the Offer to Purchase, dated June 20, 2003, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

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              /s/ Fred Drasner
                FRED DRASNER                              /s/ Joseph D. Vecchiolla
          Chairman of the Board and                         JOSEPH D. VECCHIOLLA
           Chief Executive Officer                              President and
                                                           Chief Operating Officer
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